

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

Michael McClelland
Chief Financial Officer
AUGUSTA GOLD CORPORATION
Suite 555 - 999 Canada Place
Vancouver, BC, Canada V6C 3E1

>   **Re: AUGUSTA GOLD CORPORATION**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed March 16, 2023**
>   **File No. 000-54653**

Dear Michael McClelland:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation